Mail Stop 4561

November 20, 2008

Daniel Cohen, President
Hotel Outsource Management International, Inc.
80 Wall Street, Suite 815
New York, New York 10005

> **Re:** **Hotel Outsource Management International, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed November 17, 2008**
> **File No. 000-153677**
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed on November 14, 2008**
> **File No. 000-50306**

Dear Mr. Cohen:

    We have reviewed your amended Form S-1 and have the following comments. Where indicated, we think you should revise your document in response to these comments.

General

1.   We note your revisions in response to comment 1 of our letter dated November 12, 2008. However, we cannot locate your discussion regarding dividends as required by Item 201(c) of Regulation S-K. Please advise or revise.

Directors and Executive Officers, page 40

2.   Please provide chronologically complete information regarding the employment history of Daniel Cohen and Philippe Schwartz during the past five years. The employment history of Mr. Cohen and Mr. Schwartz appears unclear from 2005 through 2007. See Item 401(e) of Regulation S-K.

Executive Compensation Table, page 42

3.   We note your new executive compensation disclosure does not include a narrative description of the material factors necessary to understand the information in the summary compensation table for executive directors and the director compensation table. See Item 402(o) and (r) of Regulation S-K. Discuss the material terms of any named executive officer's employment agreement or

arrangement. In this regard, we note that you have incorporated the employment agreements of Messrs. Almog and Ronnel from a 2003 registration statement. Please confirm that these agreements are still in effect. Please also discuss the bonuses and amounts listed under "All Other Compensation" for the named executive officers and Avraham Bahry, a director of the company.

Financial Statements

Note 4. Other Significant Current Period Events, page F-13

4.   Please update the disclosure in paragraph (b) to reflect that the Form S-1 registration statement has been amended to increase the number of shares in the distribution of non-transferable subscription rights to 30,000,000 shares of common stock issuable upon the exercise of subscription rights at the offering price of $0.05.

Exhibits

5.   You disclosed that on November 10, 2008, the company entered into an agreement with two related parties, Daniel Cohen, President, and Avraham Bahry, Chairman of the Board, in which Mr. Cohen and Mr. Bahry loaned the company a collective total of $300,000. Please advise as to why you believe this agreement, if any, does not need to be filed pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.

6.   We note that your exhibit list indicates that you will file the opinion and consent of counsel as an amendment to this filing. Please be advised that we will review the exhibit when it is filed and may have comments. Please allow sufficient time for staff review prior to requesting acceleration of effectiveness.

Form 10-Q for the quarterly period ended September 30, 2008

Item 4T. Controls and Procedures, page 24

7.   In response to comment 8 of our letter dated October 22, 2008, you stated that you would revise the disclosure in future filings to state in clear and unqualified language the conclusions of the CEO and CFO on the effectiveness of its disclosure controls and procedures. You continue to state in your quarterly report that "…while certain of our disclosure controls and procedures were effective, other disclosure controls and procedures were not effective" as of September 30, 2008. It remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. In your response letter and in future filings, please state the conclusions reached by your chief executive officer and your chief financial officer on the

effectiveness of your disclosure controls and procedures without any qualifying language.

8.   In response to comment 10 of our letter dated October 22, 2008, you stated that you would disclose more detail regarding the identified material weaknesses and the material costs to remediate them. We note that your quarterly report does not contain this additional disclosure. In your response letter and in future filings, please disclose in greater detail the nature of the two material weaknesses identified in your filing. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Discuss the timeline for remediation of the material weakness and whether you expect any material costs associated with remediation.

Certifications, Exhibits 31.1 and 31.2

9.   We note that the certifications by your Chief Executive Officer and Chief Financial Officer still do not appear exactly as set forth in Item 601(b)(31) of Regulation S-K in future filings. Refer to our comment 12 of our letter dated October 22, 2008. Please note that you may not change the word "registrant" to "small business issuer" in paragraphs 3 and 4.

*   *   *   *   *

If you have any questions, please call Jan Woo at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile 212-480-0717
        Andrea I. Weinstein, Esq.
        Schonfeld & Weinstein, L.L.P.